THE MEMBERSHIP INTERESTS WHICH ARE THE SUBJECT OF THIS OPERATING AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, NOR THE SECURITIES OR BLUE SKY LAWS OF CALIFORNIA NOR OF ANY OTHER STATE, AND MAY BE OFFERED AND SOLD ONLY IF REGISTERED PURSUANT TO THE RELEVANT PROVISIONS OF FEDERAL AND STATE SECURITIES OR BLUE SKY LAWS OR IF AN EXEMPTION FROM SUCH REGISTRATION IS APPLICABLE.

OPERATING AGREEMENT

OF

LAST CALL FOR REDEMPTION LLC

a California Limited Liability Company

Dated as of February 2, 2026

OPERATING AGREEMENT

OF

LAST CALL FOR REDEMPTION LLC

This OPERATING AGREEMENT ("Agreement") is entered into as of February 2, 2026 (the "Effective Date"), by and between the Manager (as defined herein) and the initial members holding Class A Units (individually referred to as a "Class A Member" and collectively as "Class

A Members") and those parties who from time to time are admitted to Last Call for Redemption LLC (the "Company") as members by executing a Joinder Agreement to this Agreement (individually referred to as a "Class B Member" and collectively as "Class B Members"). The Class A Members and Class B Members shall individually and collectively be referred to as Members (the "Members").

RECITALS

• The Company was formed as a limited liability company under the Revised Uniform California Limited Liability Company Act of the State of California (the "LLC Act"), by the filing of the Company's Articles of Organization (the "Articles") with the Secretary of State of the State of California on February 2, 2026, together with all amendments thereto, which elect for the Company to be Manager-Managed; and

B.   The Company will develop, produce, distribute and exploit a feature film tentatively entitled "Last Call for Redemption" ("Project").

NOW, THEREFORE, for good and valuable consideration, including the recitals that are specifically incorporated herein and below, the parties, intending legally to be bound, agree as follows:

ARTICLE I
ORGANIZATION

1.1   Formation. The Company was formed as a limited liability company under the LLC Act by the filing of the Articles with the Secretary of State of the State of California on February 2, 2026, together with all amendments thereto, which elect for the Company to be Manager-Managed. This Agreement is therefore made and entered into as of the Effective Date, by and between the Manager and the Members, for the purposes, among other things, of defining the rights and obligations of the Members with respect to each other and the Company as set forth herein. The Manager shall execute, acknowledge and/or verify such other documents and/or instruments as may be necessary and/or appropriate in order to continue the existence of the Company in accordance with the provisions of the LLC Act. The Members agree to execute all documents and to undertake all other acts, as the Manager may deem necessary, in order to comply with the requirements of the laws of the State of California (and all other applicable jurisdictions) for the continuation and operation of the Company as a limited liability company in accordance with and subject to this Agreement.

1.2   Members. The name of each Member shall be listed on Schedule A attached hereto, which Schedule shall also set forth the amount, if any, contributed to the capital of the Company by such Member and the form (cash, other property or services) of such capital contributions. The Manager shall update Schedule A from time to time as necessary to accurately reflect the information therein, including, without limitation, upon the admission of any new Member(s), a change in the Membership Interests held by any Member(s), or upon any Person ceasing to be a Member of the Company. Any reference in this Agreement to Schedule A shall be deemed to be a reference to Schedule A as amended and in effect from time to time.

1.3   Name and Office. The name of the Company is Last Call for Redemption LLC. The business of the Company shall be conducted under such name and/or such tradename as is designated by the Manager. The Company may have such offices and places of business as the Manager may from time to time designate. The registered agent for the Company is set forth in the Articles.

1.4   Purpose. The purpose of the Company is to engage in any lawful business activity that is permitted by the LLC Act, including, but not limited to, the development, production, distribution and exploitation of the Project. The Company shall have all the powers necessary or convenient to affect any purpose for which it is formed, including all powers granted under the LLC Act, together with any powers incidental thereto, so far as such powers and privileges are necessary or convenient to the conduct, promotion or attainment of the business purposes or activities of the Company. Specifically, the Company shall own, develop, produce and exploit the Project.

1.5   Title to Company Assets. Company assets including, without limitation, the Project, and any and all intellectual property rights therein, shall be owned by the Company as an entity, and no Member, individually or collectively, shall have any ownership interest in such Company assets or any portion thereof. Legal title to the Project shall be held in the name of the Company.

1.6   Term. The term of the Company commenced on the date of the filing of the Articles and shall continue until the Company is dissolved and its affairs wound up in accordance with the LLC Act and with Article IX of this Agreement. The existence of the Company as a separate legal entity shall be perpetual and continue until the cancellation of the Articles.

ARTICLE II
MEMBERSHIP UNITS/INTERESTS: CAPITAL AND OTHER LOANS

2.1   Class A and Class B Membership Units. The Membership Interests (as defined in Section 11.18 below) of the Members in the Company shall be of two (2) classes, which are divided into units designated as "Class A Membership Units" and "Class B Membership Units" (each a "Membership Unit" and collectively the "Membership Units"), entitling the Members to the rights, powers, preferences and limitations applicable to the class of Membership Units as set forth in this Agreement. The number of Membership Units outstanding as of the date of this Agreement is as set forth on Schedule A. In accordance with this Article II, the Company shall be authorized to issue additional Membership Units having the same rights and obligations as the Membership Units specified herein or having such other rights and obligations as the Manager may determine. If and when additional persons are admitted as members or the number of outstanding Membership Units changes, the Manager shall in accordance with Section 10.1 amend Schedule A to update the information set forth therein.

2.2   Initial Capital Contributions. Each Member has or will contribute to the capital of the Company cash or property in the amount or nature set forth as Capital Contribution opposite the Member's name on the attached Schedule A, if any. Capital Contributions in the form of cash and the initial Gross Asset Value of any property (other than money) shall be credited to each

Member's respective Capital Account. The Company shall be authorized to issue additional Membership Units having the same rights and obligations as Membership Units specified herein or having such other rights and obligations as the Manager may determine. If and when additional persons are admitted as members or the number of outstanding Membership Units changes, the Manager shall in accordance with Section 10.1 amend Schedule A to update the information set forth therein.

2.3   Additional Capital Contributions. No Member shall be required to make any additional further capital contribution to the Company beyond that agreed to by and between the Member and the Company.

2.4   No Interest. Except for as provided herein, no interest will be paid on any Capital Contributions or Capital Accounts.

2.5   Loans to the Company. The Company may obtain such further funds as it requires for its operations from sources and on terms which are reasonably acceptable to the Manager. No Manager or Member will have any personal liability as a result of any borrowing by the Company.

2.6   Capital Accounts. A capital account ("Capital Account") will be established for each Member and initially credited with each Member's Capital Contribution. Each Member's Capital Account will be maintained as provided by the capital account maintenance rules set forth in Treasury Regulation Section 1.704-1(b)(2)(iv).

2.7   Negative Capital Account Restoration. No Member shall have any obligation whatsoever upon the Liquidation of such Member's Membership Interest, the Liquidation of the Company or in any event, to contribute all or any portion of any negative balance standing in such Member's Capital Account to the Company, to any other Member or to any other person or entity.

2.8   Withdrawal of Capital. No Member will be entitled to withdraw any part of their Capital Contribution or Capital Account, or to receive any distribution from the Company, except as expressly provided for in this Agreement, and as required by the LLC Act as then in effect.

ARTICLE III
ALLOCATIONS & TAX MATTERS

3.1   Profits or Losses. "Profits" or "Losses" means, for each Fiscal year, an amount equal to the Company's taxable income or loss for such Fiscal Year, determined in accordance with Section 703(a) of the Code (but including in taxable income or loss, for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Section 703(a)(1) of the Code), with the following adjustments:

        (a) any income of the Company exempt from federal income tax and not otherwise taken into account in computing Profits or Losses pursuant to this definition will be added to such taxable income or loss;

(b) any expenditures of the Company described in Section 705(a)(2)(B) of the Code (or treated as expenditures described in Section 705(a)(2)(B) of the Code pursuant to Treasury Regulation Section 1.7041(b)(2)(iv)(i)) and not otherwise taken into account in computing Profits or Losses pursuant to this definition will be subtracted from such taxable income or loss;

(c) in the event the basis of any Company asset is adjusted in accordance with the Treasury Regulations, the amount of the adjustment will be taken into account as gain or loss from the disposition of such asset for purposes of computing Profits or Losses;

(d) gain or loss resulting from any disposition of any asset of the Company with respect to which gain or loss is recognized for federal income tax purposes will be computed by reference to the book basis of the asset disposed of, notwithstanding that the adjusted tax basis of such asset differs from its book basis;

(e) in lieu of the depreciation, amortization and other cost recovery deductions taken into account in computing such taxable income or loss, there will be taken into account depreciation for such Fiscal Year or other period, computed in accordance with the book basis; and

(f) notwithstanding any other provisions of this definition, any items which are specially allocated pursuant to Section 3.4 hereof will not be taken into account in computing Profits or Losses.

3.2   Allocations. After applying Sections 3.3 and 3.4, the Company's Profits, Losses, and (to the extent determined to be appropriate by the Manager, in consultation with the Company's tax advisors) individual component items thereof, for each Fiscal Year (or other accounting period) shall be allocated to the Capital Accounts of the Members in such a manner that, as of the end of such Fiscal Year (or other accounting period) and to the extent possible with respect to each Member, each Member's Adjusted Capital Account shall be equal to the respective net amounts, positive or negative, which would be distributed to them or for which they would be liable to the Company under this Agreement, determined as if the Company were to: (A) liquidate and sell all of its assets for an amount equal to their Gross Asset Values, (B) satisfy all of the Company's liabilities, and (C) distribute the proceeds of such Liquidation in the manner described in Sections 4.1 and 9.2 of this Agreement.

- Section 704(c) Allocations.

(a) In accordance with Section 704(c) of the Code and the Treasury Regulations thereunder, income, gain, loss and deduction with respect to any property contributed to the capital of the Company will, solely for income tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its initial Gross Asset Value (computed in accordance with the definition in Section 11.16).

(b) In the event the Gross Asset Value of any Company asset is adjusted pursuant to Paragraph (b) of the definition of "Gross Asset Value" contained in Section 11.16, subsequent allocations of income, gain, loss and deduction with respect to such asset will take account of any variation between the adjusted basis of the asset for federal income tax purposes and its Gross Asset Value in the same manner as under Section 704(c) of the Code and the Treasury Regulations thereunder.

3.4   Compliance with Treasury Regulations. Allocations of income and losses among the Members will be made in a manner so that such allocations have substantial economic effect in accordance with the tests therefore set forth in the Treasury Regulations promulgated under Section 704(b) of the Code. Accordingly, allocations not specifically provided for in this Agreement will be made in such a manner as shall conform to the allocation rules and principles as set forth in such Treasury Regulations as in effect from time to time, and the Capital Accounts of the Members will be maintained in accordance with the provisions hereof construed and interpreted in light of such Treasury Regulations. The Manager may amend the provisions of this Agreement if such amendment would not have a materially adverse effect on any Member and if, in the opinion of counsel for the Company, such amendment is advisable for purposes of complying with Section 1.704-1(b) or Section 1.704-2 of the Treasury Regulations, as may be amended or supplemented from time to time.

3.5   Allocations in Respect of Transferred Interests. In the event of a Transfer of a Member's Membership Interest during any Fiscal Year made in compliance with the provisions of the Agreement, Profits, Losses and other items of income, gain, loss and deduction of the Company attributable to the respective Member's Membership Interest for the Fiscal Year shall be determined using the proration method.

3.6   Other Tax Matters.

(a) The Company will be treated as a partnership for federal income tax purposes and not as an association taxable as a corporation. Partnerships are generally not subject to federal income tax at the partnership level. Instead, each partner includes its allocable interest of a partnership's items of taxable income, gains, losses, deductions, and credits in determining its taxable income, whether or not cash is actually distributed to him. Consequently, a Member may be allocated taxable income from the Company even though the Member has not received a cash distribution in respect of such income and will have to pay a tax liability attributable to taxable income allocated to the Member by the Company with cash from sources other than the Company. All such items are deemed to pass from a partnership to its partners on the last day of the taxable year of the partnership.

(b) Although the Company should not be subject to federal income tax, it must file a federal income tax return in which it reports its income, gains, losses, deductions, and credits for each taxable year. The Internal Revenue Service may audit the information returns filed by the Company. Any adjustments resulting from such an audit may require that each Member file an amended annual tax return, and may possibly result in an audit of such return. Any audit of a Member's return could result in adjustments of non-partnership as well as partnership items.

(c)   Each Member must treat partnership items in a manner consistent with the Company's treatment of those items unless the Member notifies the Internal Revenue Service of inconsistent treatment. Information necessary for the Members to prepare their annual tax returns will be furnished by the Company after the close of the Company's taxable year.

(d) The Company might have additional filing requirements if it has effectively connected gross income allocable to a foreign partner. The Company will be responsible to file a Form 8804, regardless of whether it had effectively connected taxable income ("ECTI") allocable to a foreign partner. The partnership must also file a Form 8805 for each partner on whose behalf it paid section 1446 tax, regardless of whether the partnership made any distributions during its tax year. The partnership must file these forms even if the partnership has no withholding tax liability under section 1446.

3.7   Partnership Representative. The Manager shall designate an individual or entity to be the "partnership representative" (the "Partnership Representative") as provided in Code Section 6223(a) (as amended by the Bipartisan Budget Act of 2015 ("BBA")). The Partnership Representative is specifically directed and authorized to take whatever steps he, she or it, in his/ her/its sole discretion, deems necessary or desirable to perfect such designation including, without limitation, filing any forms or documents with the Internal Revenue Service and taking such other action as may from time to time be required under Treasury Regulations. The Manager may, in its discretion, change the Partnership Representative at any time and from time to time. The Partnership Representative shall act at the direction of the Manager. The Manager shall determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by the Internal Revenue Service or any other taxing authority. The Partnership Representative shall manage administrative tax proceedings conducted at the Company level by the Internal Revenue Service with respect to Company matters, and shall deal with the Internal Revenue Service on any audits that are subject to the partnership audit provisions of the BBA. Each Member agrees that such Member will not independently act with respect to tax audits or tax litigation of the Company unless previously authorized to do so in writing by the Partnership Representative, which authorization may be withheld by the Partnership Representative, at the direction of the Manager. Members shall be bound by the actions taken by the Partnership Representative in accordance with this section. Expenses of administrative proceedings relating to the determination of the Company items at the Company level undertaken by the Partnership Representative shall be Company expenses. Without limiting the generality of the foregoing, at the direction of the Manager, the Partnership Representative shall have the sole and exclusive authority to make any elections on behalf of the Company permitted to be made pursuant to Section 754 or any other section of the Code or the regulations promulgated thereunder. In the event of an audit of the Company that is subject to the partnership audit procedures enacted under Section 1101 of the BBA (the "BBA Procedures"), at the direction of the Manager, the Partnership Representative shall have the right to make any and all elections and to take any actions that are available to be made or taken by the Partnership Representative or the Company under the BBA Procedures. If an election under Code Section 6226(a) (as amended by the BBA) is made, the Company shall furnish to each Member for the year under audit a statement of the Member's share of any adjustment set forth in the notice of final partnership adjustment, and each Member shall take such adjustment into account as required under Code Section 6226(b) (as amended by the BBA). The Partnership Representative shall, at the Company's expense, file or cause to be filed all tax returns of the Company with the appropriate tax authorities.

ARTICLE IV

DISTRIBUTIONS

4.1   General. Distributable Proceeds will be allocated and paid as follows:

- *first*, on a pro rata, pari passu and cumulative basis, 100% to the Class B Members until the Class B Members have received aggregate distributions equal to 100% of the total Capital Contributions made by the Class B Members; and

- *second*, on a pro rata, pari passu, cumulative and continuing basis in perpetuity with 50% to the Class A Members and 50% to the Class B Members.

Distributable Proceeds will be distributed quarterly (within 60 days of the end of each quarter) upon the initial public release of the Project for the first two years, and then bi-annually thereafter for the next two years (within 90 days of the end of each 6-month period) and then annually thereafter, (within 90 days of the end of each 12-month period) in perpetuity.

ARTICLE V
MANAGEMENT AND OPERATIONS

5.1   Manager. As of the Effective Date, the manager of the Company is Stephen Ferguson (the "Manager") and may only be removed in accordance with Section 5.4.

5.2   Management and Operations.   Except as otherwise set forth in this Section 5.2 and subject to the terms of this Agreement, the right and authority to manage, operate and make decisions with respect to the business and affairs of the Company shall be vested exclusively in the Manager. The Manager shall manage the day-to-day business and affairs of the Company and shall have the right and authority to manage and operate the Company and take all actions determined by the Manager in its reasonable discretion, to be in furtherance of the business of the Company. Except as otherwise expressly provided in this Agreement, no Member, in its capacity as a Member, shall have any right to act for, bind or otherwise participate in the management of the Company. The foregoing rights and authority of the Manager to manage and operate the Company, shall include, but not be limited to the acts that it may exercise at the cost, expense and risk of the Company without the consent and/or vote of the other Members:

(a) To incur indebtedness on behalf of the Company and to mortgage, pledge and/or otherwise encumber Company assets in connection therewith;

(b)   To manage and conduct all aspects of the day-to-day business and operations of the Company;

(c) To employ such attorneys, accountants and other persons as the Manager deems necessary or advisable to carry out the purposes of the Company;

(d) To purchase from or through other contracts of liability, casualty and other insurance that the Manager deems advisable, appropriate, convenient or beneficial to the Company;

(e)   To enter into such agreements and contracts, and to give such receipts, releases and discharges with respect to all of the foregoing and any matters incident thereto as the Manager deems advisable, appropriate or convenient;

(f) To delegate all or any of its duties hereunder, and in furtherance of any such delegation, to appoint, employ, or contract with any person or entity deemed in its discretion necessary or desirable for the transaction of the business of the Company, including Affiliates of the Manager or other Members of the Company;

(g) To exercise broad control over the production of the Project including the following:

(1) *Credits:* The Manager will designate all final credits, in compliance with all contractual and guild obligations.

(2) *Creative Control:* The Manager will have full and final control over the creative process and decision making for the Project.

(3) *Cutting Rights:*   Subject to applicable union rules, the Manager will have full and final control over the editorial and post-production process for the Project.

(4) *Business Controls:* The Manager will have full and final business decision making control(s) over the Project, including the hiring of all personnel, vendors and other third parties, and outsourcing and subcontracting of production tasks; and

(5) *Distribution, Marketing and Licensing:*   The Manager will have full and final decision making and/or control over the terms of any distribution and licensing contracts related to the Project.

(h)   Unless otherwise restricted by the terms of this Agreement, to execute and deliver any and all other instruments and documents to carry out the purposes hereof.

Notwithstanding anything to the contrary contained in this Agreement, the Members acknowledge and agree that the Manager shall have sole and absolute discretion with respect to all decisions relating to the development, production, marketing, distribution and other exploitation of the Project, including without limitation the timing, manner, territories, terms and conditions of any distribution, licensing or other exploitation agreements. No Member shall have any right to challenge or contest any such decisions made by the Manager in good faith, and the Manager shall not be liable to the Company or to any Member for any loss, reduction in revenue, or other adverse outcome resulting from such decisions, except in the case of fraud, willful misconduct or gross negligence.

5.3   Non-Manager Members.

(a)   No Managerial Authority.   The Members shall have no power or authority to participate in the management of the Company except (i) for any Member who is also a Manager, and then only in such Member's capacity as a Manager or (ii) as expressly authorized by this Agreement or required by the LLC Act. Except as otherwise permitted by the Manager, no Member (unless such Member has been appointed as a Manager) shall have any power or authority to bind or act on behalf of the Company in any way, to pledge its credit, or to render it liable for any purpose. The Manager may, pursuant to the provisions of Section 5.2, delegate to one or more of the other Members the authority to act on behalf of or bind the Company.

(b) Member Votes. As to only those matters that are specifically designated for a vote by the Members under this Agreement, Class A Members shall be entitled to one (1) vote per Class A Membership Unit and Class B Members shall have no voting rights, unless otherwise required under this Agreement or by applicable law.

5.4   Removal of Manager(s). The Manager may only be removed by a unanimous vote of the Class A Membership Units, for any or no reason.

5.5   Resignation of Manager(s). Subject to Section 5.9, the Manager may resign upon at least thirty (30) days prior written notice to the Company and the other Members.

5.6   Appointment of Manager(s). Upon removal or resignation of the Manager in the manner set forth in this Agreement, the Company may appoint one or more new managers by written consent of Class A Majority. Such new manager may, but need not, be a Member.

5.7.   Compensation and Reimbursement.

(a) No Member Compensation. Except for services to be performed for and/or related to the Project or otherwise as provided for in this Agreement, or any consulting and/or management agreement between any Member and the Company, none of the Members (or their respective Affiliates and/or other representatives) shall be paid any monetary compensation for rendering services to the Company.

(b) Reimbursements. The Company shall reimburse the Manager or the Members (as applicable) promptly for all costs, fees and expenses (including attorneys' and accountants' fees) incurred by it in connection with (i) the formation of the Company and the legal fees associated with the initial drafting and negotiation of this Agreement and the related offering documents; (ii) expenses paid in advance by the Manager in connection with the Project; and (iii) conducting the business and affairs of the Company in carrying out the duties created under this Agreement.

5.8   No Fiduciary Duties. To the maximum extent permitted by the LLC Act, the Manager shall not owe fiduciary duties other than the implied covenant of good faith and fair dealing and such duties as are expressly set forth in this Agreement.

5.9   Time Commitments of Members/Manager. Except as may otherwise be agreed in a separate agreement between the Manager or any Member and the Company, neither the Manager nor any Member shall be obligated to devote all or any particular portion of his or her time or business efforts to the affairs of the Company. Though, each Manager acknowledges that such Manager will commit all necessary time to building and operating the business of the Company.

5.10   Outside Activities. The Manager and Members may engage or invest in, independently or with others, any business activity of any type or description. Neither the Company nor any other Member shall have any right in or to such ventures or activities or to the income or proceeds derived therefrom. No Member shall be obligated to present any business opportunity to the Company or to any other Member, even if the opportunity is of the character that, if presented to the Company, could be taken by the Company, or if presented to any other Member could be taken by such Member. Each Member shall have the right to hold any such business opportunity for its own account or to recommend such opportunity to Persons other than the Company, including any other Member. For the avoidance of doubt, each of the Members expressly acknowledges and agrees that the intention of this Section 5.10 is to limit to the maximum extent permitted by law the duty of loyalty.

ARTICLE VI
BOOKS AND RECORDS

6.1   Books of Account. The Manager will cause to be kept full, complete, accurate and proper ledgers and other books of account of all receipts and disbursements and other financial activities and of each and every transaction of the Company, as well as such other records as may be required by applicable law (including, without limitation, the LLC Act). Except as required under the LLC Act, Regulation Crowdfunding, or other applicable securities laws, Class B Members shall have no right to inspect or review the books and records of the Company.

6.2   Accounting Method. The Company will have its financial statements prepared by a licensed accounting firm in accordance with sound accounting principles as from time to time in effect and will have its income tax returns prepared by a licensed accounting firm using such methods of accounting and tax year as the Manager deem necessary or appropriate under the Code and Treasury Regulations. The determinations of the Partnership Representative with respect to the treatment of any item or its allocation for federal, state or local tax purposes will be binding upon all Members provided that such determination is not inconsistent with applicable law or any express term of this Agreement.

ARTICLE VII
TRANSFER OF MEMBERSHIP UNITS

7.1   Restriction on Transferability of Membership Units.

(a)   Except as otherwise permitted under this Agreement, including pursuant to Section 7.3 (Permitted Transfers) or as required under Regulation Crowdfunding or other applicable securities laws, no Member may Transfer all or any portion of such Member's Membership Units without the prior written consent of the Manager, which may be granted or withheld in the Manager's sole discretion.

        (b)   In addition to other restrictions contained in this Agreement, no Member shall Transfer all or any part of such Member's Membership Units: (i) unless the Transferee executes and delivers a Joinder Agreement in the form attached hereto as Exhibit A; (ii) unless the Transferee provides the Company with its taxpayer identification number and initial tax basis in the transferred Membership Units; (iii) unless the Transferee pays the reasonable expenses incurred by the Company in connection with the Transfer and the Transferee's admission to Membership; (iv) if the Transfer would have a negative effect on the Company (as reasonably determined by the Manager); (v) if the Transfer results in the termination of the Company pursuant to Code Section 708; (vi) if the Transfer renders the Company subject to the Investment Company Act of 1940, as amended; and (vii) except with respect to a Permitted Transfer, unless the Transferor complies with the provisions of Section 7.4. In connection with any proposed Transfer, the Manager shall have the right to receive an opinion of counsel reasonably satisfactory to the Manager to the effect that the proposed Transfer may be effected without registration under the Securities Act of 1933 and will not otherwise violate any federal or state securities laws or regulations applicable to the Company or the Membership Interest proposed to be transferred. If, in the opinion of such counsel, such Transfer would require the filing of a registration statement under the Securities Act or would otherwise violate any federal or state securities laws or regulations applicable to the Company or the Membership Interest, the Manager may prohibit any Transfer otherwise permitted hereunder.

7.2   Transfer Upon Death. Notwithstanding the provisions of this Article VII, upon the death of a Member, such Member's Membership Units shall be fully inheritable by will or intestate succession. No Transfer shall be effective unless and until the transferee executes and delivers a Joinder Agreement.

7.3   Permitted Transfers.   Notwithstanding the provisions of Article VII, the Membership Units of any Member may be Transferred, with or without consideration, subject to compliance with Sections 7.1(b), 7.2, and 7.7, and without the prior consent of the Manager or any Member, as follows (each, a "Permitted Transfer"): (i) in the case of a Member who is a natural Person, whether *inter vivos* or by will or the laws of descent and distribution, to (x) his or her spouse, (y) his or her lineal descendants (including adopted children and the children of such spouse) or (z) any trust for the benefit of such Member or any Person listed in (x) or (y); (ii) all Transfers by a Member to the Company; (iii) all Transfers by a Member to another Member; (iv) all Transfers by a Member if such Member has obtained the written approval (email is sufficient) of the Manager, which may be granted or withheld at the sole discretion of the Manager; (v) all Transfers by the Manager to any other Person; and (vi) all Transfers by a Member to an Affiliate.

• Right of First Refusal.

(a) Sale Notice. If any Member desires to Transfer any Membership Units to any Person (except to any Permitted Transferee) pursuant to a bona fide offer of purchase from such person or entity (the "Offering Purchaser"), such Member (the "Offering Member") agrees that he, she or it will, upon approval by the Manager, notify the Company in writing (the "Transfer Notice") of his, her or its intention to do so, specifying the amount of Membership Units proposed to be transferred (the "Offered Membership Units"), the name of the Person(s) to whom he, she or it proposes to transfer the Offered Membership Units and the purchase price and other terms of such proposed sale. The Transfer Notice shall offer to sell to the Company the Offered Membership Units, free and clear of any and all liens or encumbrances, at the price and on such other terms and conditions, if any, not less favorable to the Company than those described in the Transfer Notice. In the event all or any part of the consideration shall be other than cash, the price shall mean the fair value of such consideration (determined in good faith by the Manager (which such good faith determination will be deemed final and binding on the parties absent manifest error or fraud)), including the fair value of any promissory notes proposed to be delivered by the prospective purchaser.

(b) <u>Purchase by the Company</u>. During the fifteen (15) day period after the delivery of the Transfer Notice by the Offering Member (the "<u>Option Period</u>"), the Company shall have the right to purchase all, but not less than all, of the Offered Membership Units. The Company shall have the Option Period to act upon the offer to purchase the Offered Membership Units for the purchase price and on the terms and conditions set forth in the Transfer Notice by sending written notice to purchase the Offered Membership Units to the Offering Member.

(c) <u>Transfer of Membership Interests</u>. If the Company fails to exercise its right of first refusal during the Option Period, the Offering Member may, not later than ninety (90) days after the expiration of the Option Period, conclude the sale of the Offered Membership Units on the terms and conditions described in the Transfer Notice, and any such sale is made in compliance with applicable federal, state and foreign securities laws and not in violation of any other contractual restrictions to which the Offering Member is bound. If the Offering Member fails to complete its proposed sale within the period of ninety (90) days following the expiration of the Option Period, then any Offered Membership Units shall once again be subject to the Company's right of first refusal pursuant to the provisions of this Section 7.4.

7.5 <u>Transfers Not in Compliance with This Agreement</u>. Any transfer not in compliance with the provisions of this Article VII shall be null and void and have no force or effect.

7.6 <u>Withdrawals or Resignations</u>. No Member may withdraw, retire, or resign from the Company without the consent of the Manager except as required by applicable law or as provided for in this Agreement. So long as a Member continues to hold any Membership Units, such Member shall not have the ability to dissociate or withdraw as a Member prior to the dissolution and winding up of the Company and any such dissociation or withdrawal or attempted dissociation or withdrawal by a Member before the dissolution or winding up of the Company shall be null and void. As soon as any Person who is a Member ceases to hold any Membership Units, such Person shall no longer be a Member.

7.7 <u>No Release of Liability</u>. Any Member whose Membership Units are Transferred pursuant to this Article VII is not relieved thereby of any liability arising prior to such Transfer that he or she may owe the Company as of the time of such Member's Transfer.

ARTICLE VIII
INDEMNIFICATION AND LIMITATION OF LIABILITY

• <u>Indemnification</u>.

(a) The Manager and each Member (as the case may be, an "<u>Indemnified Person</u>") shall be indemnified and held harmless by the Company from and against any and all claims, demands, liabilities, costs, damages, expenses and causes of action of any nature whatsoever arising out of or incidental to any act performed or omitted to be performed by such Indemnified Person in connection with the business of the Company, provided that such act or omission (i) was taken in good faith, (ii) was reasonably believed by the applicable Indemnified Person to be in the best interests of the Company and within the scope of authority granted to such Indemnified Person under this Agreement, and (iii) did not constitute fraud, bad faith, willful misconduct or gross negligence on behalf of such Indemnified Person provided, however, that no indemnification may be made to or on behalf of any Indemnified Person or other person if a judgment or other final adjudication adverse to such Person establishes that such Person's acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated that such Person personally gained a financial profit or other advantage to which such Person was not legally entitled; and, provided, further, that an indemnity under this Section 8.1 shall be paid solely out of and to the extent of Company assets and will not be a personal obligation of any Member.

(b) In addition to any other indemnification to which it may be entitled, the Company shall indemnify the Manager for all necessary expenditures or losses incurred by the Manager in the furtherance of its duties as a manager, including interest and all reasonable costs, including but not limited to reasonable attorney's fees, incurred by the Manager enforcing the rights granted by this Section 8.1; provided such expenditure was incurred in (a) good faith performance of the Manager's duties, (b) was within the scope of the Manager's authority under this Agreement and (iii) did not constitute fraud, intentional misconduct or gross negligence on behalf of the Manager.

8.2   Liability. Except as otherwise expressly provided by the LLC Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company and no Manager or Member shall be obligated personally for any such debt, obligation or liability of the Company by reason of being a manager or Member of the Company.

ARTICLE IX
DISSOLUTION AND TERMINATION

9.1   Dissolution. The Company shall be dissolved and its business and affairs wound up upon the happening of any of the following events, whichever shall first occur:

(a) the sale of all or substantially all the Company's assets and the receipt of all consideration therefore and the conversion of such consideration to cash;

(b) the entry of a decree of judicial dissolution of the Company; or

(c) the written approval of the Manager.

9.2   Termination. In all cases of dissolution of the Company, unless otherwise provided for under the terms of this Agreement, the Manager will wind up the business of the Company and terminate the Company as promptly as practicable thereafter; provided, however, that no Member who has caused the Company's termination by legal disability or bankruptcy may participate in such winding up. The business of the Company will be wound up and the Company terminated after each of the following is accomplished:

(a) The Manager or, if the Manager elect to appoint a liquidator, the liquidator, as the case may be, will cause to be prepared a statement setting forth the assets and liabilities of the Company as of the date of dissolution, a copy of which statement will be furnished to all of the Members;

(b) The property and assets of the Company will be liquidated by the Manager or liquidator, as the case may be, as promptly as possible, but in an orderly and businesslike and commercially reasonable manner. The Manager or liquidator, as the case may be, may, in its reasonable discretion, determine not to sell all or any portion of the property and assets of the Company, in which event such property and assets will be distributed in kind pursuant to Section 9.2(c);

(c) Any gain or loss realized by the Company upon the sale of its property and assets will be allocated to the Members in the manner set forth in Article III hereof. The proceeds of sale and all other assets of the Company will be applied and distributed as follows and in the following order of priority:

       (i) to creditors of the Company including Members, to the extent permitted by law in satisfaction of (A) the debts and liabilities of the Company whether by payment or the making of reasonable provisions for payment thereof, and (B) the expenses of Liquidation;

       (ii) to the setting up of any reserves which the Manager or liquidator, as the case may be, determine in its discretion to be reasonably necessary for contingent, conditional or unmatured liabilities or obligations of the Company or the Members arising out of or in connection with the Company; and

       (iii) to the Members in the order and priority set forth in Section 4.1.

9.3   No Liability. Notwithstanding anything to the contrary contained in this Agreement, upon a liquidation within the meaning of Section 1.704-1(b)(2)(ii)(g) of the Treasury Regulations, if any Membership Interest holder has a negative Capital Account balance (after giving effect to all contributions, distributions, allocations and other Capital Account adjustments for all taxable years, including the year during which such liquidation occurs), neither that Membership Interest holder nor the Manager shall have any obligation to make any contribution to the capital of the Company and the negative balance of that Membership Interest holder's Capital Account shall not be considered to be a debt owed by that Membership Interest holder or the Manager to the Company or to any other Person for any purpose whatsoever.

ARTICLE X
MISCELLANEOUS

10.1   Amendments. Except as provided for in Section 3.4 or this Section 10.1, the Articles and this Agreement may be amended only if embodied in an instrument signed by Class A Majority; provided, however, that no amendment may modify the limited liability of a Member or require a Member to make additional Capital Contributions; and provided further, that no provision of this

Agreement requiring that any action be taken only upon approval of Members holding a specified percentage of the Membership Interests may be modified, amended or repealed unless such modification, amendment or repeal is approved by Members holding at least such percentage of the Membership Interests; provided, further, that no amendment or modification may be entered into or effected without the Member's consent, or the consent of the Members holding a majority of the Membership Units in that class, as the case may be, that modifies the rights or obligations of any Member in a manner that is disproportionately adverse to (x) such Member relative to the rights of other Members in respect of Membership Units of the same class or (y) a class of Membership Units relative to the rights of another class of Membership Units. Any amendment so approved and executed shall be binding upon all of the Members with the same effect from and after its effective date as if the same had originally been embodied in, and formed a part of, this Agreement. Notwithstanding the foregoing, this Agreement may be amended from time to time by the Manager without the consent of the Members (i) to add to the representations, duties or obligations of the Manager, (ii) to cure any ambiguity, correct or supplement any provision herein that may be inconsistent with any other provision herein, inconsistent with any governing statute or code, or to correct any printing, stenographic or clerical errors or omissions, in order that this Agreement shall accurately reflect the Agreement among the parties, (iii) to cause the allocation provisions set forth in Article III to comply with applicable Treasury Regulations, provided the Member's right to distributions is not materially adversely effected thereby, or (iv) to amend this Agreement to provide for the admission of any permitted transferee pursuant to Sections 7.1 and 7.3 or additional Member, or (v) to update, supplement or correct any Exhibit, Schedule or existing amendment to this Agreement.

10.2   Further Assurances. Each Member agrees to execute, acknowledge, deliver, file, record and publish such further certificates, amendments to certificates, instruments and documents, and do all such other acts and things as may be required by law, or as may reasonably be required to carry out the intent and purposes of this Agreement.

10.3   Notices. All notices, demands, consents, approvals, requests and other communications required or permitted hereby must be in writing and may be deemed to have been duly and sufficiently given only if:

(a) personally delivered with proof of delivery thereof (any notice or communication so delivered being deemed to have been received at the time so delivered);

(b)   sent by Federal Express (or other similar overnight courier) (any notice or communication so delivered being deemed to have been received only when delivered);

(c)   sent by electronic mail, telecopier or facsimile (any notice or communication so delivered being deemed to have been received (i) on the business day so sent, if so sent prior to 5:00 p.m. (based upon the recipient's time) of the business day so sent, and (ii) on the business day following the day so sent, if so sent on a non-business day or on or after 5:00 p.m. (based upon the recipient's time) of the business day so sent (unless actually received by the addressee on the day so sent)); or

(d)   sent by United States registered or certified mail, postage prepaid, at a post office regularly maintained by the United States Postal Service (any notice or communication so sent being deemed to have been received only when delivered), in any such case addressed to the respective parties. Any party may, by notice given as aforesaid, change the person or persons and/or address or addresses, or designate an additional person or persons or an additional address or addresses, for its notices, provided, however, that notices of change of address or addresses will only be effective upon receipt.

10.4   Governing Law and Forum Selection.   This Agreement will be governed by and construed in accordance with the laws of the State of California applicable to contracts negotiated, made and to be performed entirely within such State. Any and all disputes regarding the terms herein or otherwise arising from this Agreement will be filed exclusively in the courts sitting in the State of California, County of Los Angeles and the parties agree to submit to the jurisdiction of said courts.

10.5   Successors and Assigns.   This Agreement shall be binding upon the parties hereto and their respective executors, administrators, legal representatives, heirs, successors and assigns, and shall inure to the benefit of the parties hereto and, except as otherwise provided herein, their respective executors, administrators, legal representatives, heirs, successors and assigns.

10.6   No Other Beneficiaries. The rights and obligations of the Members under this Agreement are for the exclusive benefit of the Members, and no creditor of the Company or any other Person will have any right or claim hereunder; provided, however, that any Person who has dealings with the Company may rely on the authority of any Manager to bind the Company to the extent provided in this Agreement.

10.7   Severability.   In case any one or more of the provisions contained in this Agreement or any application thereof shall be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein and other application thereof shall not in any way be affected or impaired thereby.

10.8   Approvals and Consents.   Whenever any Member is required or permitted to give its approval or consent under this Agreement, such approval or consent may be given or withheld in such Member's discretion, unless otherwise expressly provided elsewhere in this Agreement.

10.9   Existing Obligations. Each Member hereby represents and warrants to the Company and to each other Member that the execution and delivery of this Agreement does not conflict with, violate, or constitute a default under the terms, conditions, or provisions of any agreement or instrument to which such Member is a party, or any law, judgment, or order of which such Member or its assets is bound.

10.10   Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument. Signature pages may be executed via "wet" signature or electronic mark and the executed signature pages may be delivered using PDF or similar file type transmitted via electronic mail, cloud-based server, e- signature technology or other similar electronic means, including, but not limited to, DocuSign®. Facsimile, PDF or other electronically delivered copies of signatures hereto shall be considered as valid and binding as original, wet signatures. Any amendment or notice or other writing provided for herein may similarly be executed as provided in this Section 10.10.

10.11   Entire Agreement. This Agreement contains the entire agreement between the parties relating to the subject matter hereof. No promises, statements or representations of any kind have been made to any of the Members by any person except or expressly set forth in this Agreement. Amendments, variations, modifications or changes herein shall be effective and binding only if in writing, signed by all necessary parties, and in full compliance with all provisions of this Agreement.

ARTICLE XI
DEFINITIONS

Unless otherwise defined herein, the following terms as used in this Agreement have the following meanings:

11.1   "Adjusted Capital Account" means, with respect to any Member, the balance, if any, in such Member's Capital Account as of the end of the relevant Fiscal Year, after giving effect to the following adjustments: (a) credit to the Capital Account any amount which such Member is obligated to restore or is deemed obligated to restore pursuant to Treasury Regulations Sections 1.704-1(b)(2)(ii)(c), 1.704-2(g)(1) and 1.704-2(i); and (b) debit to such Capital Account the items described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) and (6).

11.2   "Affiliate" means, as to any Person, any other Person controlling, controlled by, or under common control with such Person, where "control" means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, contract or otherwise.

11.3   "Capital Account" has the meaning described in Section 2.6.

11.4   "Capital Contribution" means, with respect to any Member, the amount of cash and the initial Gross Asset Value of any property (other than money) contributed to the Company with respect to the Membership Units in the Company held by such Member.

11.5   "Class A Majority" means Members holding a majority of the outstanding Class A Membership Units.

11.6   "Class A Member" means a Member holding Class A Membership Units.

11.7   "Class A Membership Unit" means a Membership Unit conveying a fully dilutable Membership Unit in the Company and entitling each holder of such Membership Unit to a single vote for each Class A Membership Unit on matters reserved for vote by the Members.

11.8   "Class B Member" means a Member holding Class B Membership Units.

11.9 "Class B Membership Unit" means a Membership Unit conveying a fully dilutable Membership Unit in the Company with no voting rights.

11.10 "Code" means the Internal Revenue Code of 1986, as amended.

11.11 "Distributable Proceeds" means Gross Proceeds received by the Company after deducting any amounts needed to pay and/or fund reserve accounts maintained by the Company for various purposes including, but not limited to, marketing expenses, deferred compensations, collection account fees and expenses, guild payments, sales agent fees and expenses, distribution fees and expenses, tax payments, and loan or financing payments, if any.

11.12 "Fair Market Value" means the price at which a willing seller, and a willing buyer would buy the applicable asset in an arm's length transaction for cash without time constraints and without being under any compulsion to buy or sell. If the relevant parties do not agree as Fair Market Value, then Fair Market Value shall be determined by the Manager. If that price is not accepted in good faith by the selling Member, then and only then will the Fair Market Value be determined by a reputable independent appraiser with at least five (5) years' experience in appraising similar assets in the market. The relevant parties shall jointly select the appraiser; however, in the event that the Members cannot agree on an appraiser within fifteen (15) business days, then an appraiser shall be selected by the Manager. The fees and disbursements of the appraiser shall be shared equally by the parties in interest and on a pro rata basis in the case of parties with the same interest (e.g. if one Member is selling its Membership Units to two other Members who are purchasing such Membership Units on a 60:40 basis, then the selling Member would bear fifty percent (50%) of the cost of the appraiser and the purchasing Members would bear thirty percent (30%) and twenty percent (20%), respectively, of the cost).

11.13 "Fiscal Year" means each twelve (12) month period commencing on January 1 and ending on December 31.

11.14 "Gross Asset Value" means, with respect to any asset, such asset's adjusted basis for federal income tax purposes, except as follows:

(a) the initial Gross Asset Value of any asset contributed by a Member to the Company shall be the Fair Market Value of such asset, as determined by the Manager;

(b) the Gross Asset Value of all Company assets will be adjusted to equal their respective Fair Market Values, as determined by the Manager, as of the following times: (i) the acquisition of an additional Membership Interest by any new or existing Member in exchange for a Capital Contribution; (ii) the distribution by the Company to a Member of Company assets as consideration for redemption of a Membership Interest; and (iii) the liquidation of the Company within the meaning of Treasury Regulation Section 1.704-1(b)(2)(ii)(g); provided, however, that adjustments pursuant to Clause (i) and Clause (ii) of this sentence will be made only if the Members reasonably determine that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members in the Company;

(c) the Gross Asset Value of any Company asset distributed to any Member shall be the

Fair Market Value of such asset on the date of distribution, as determined by the Manager; and

(d) the Gross Asset Value of Company assets will be adjusted to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m).

If the Gross Asset Value of an asset has been determined or adjusted pursuant to (a), (b) or (c) of this Section 11.14, the adjustment shall constitute Profits or Losses, as the case may, and allocated in accordance with Article III and such Gross Asset Value will thereafter be adjusted by the depreciation taken into account with respect to such asset for purposes of computing profits and losses.

11.15 "Gross Proceeds" means 100% of all non-refundable sums earned and received by, or credited to, or on behalf of, the Company in respect of the distribution or other exploitation of the Project, including without limitation theatrical, non-theatrical, streaming, home video and DVD, pay television, satellite television, broadcast television, pay-per-view, video on demand, electronic or other gaming, merchandising and commercial tie-ins, soundtrack albums, book publishing, music publishing and internet rights and all other means and methods of exploitation whether now known, or hereinafter devised.

11.16 "Liquidation" means, (i) in respect to the Company the earlier of the date upon which the Company is terminated under Section 708(b) of the Code or the date upon which the Company ceases to be a going concern (even though it may continue in existence for the purpose of winding up its affairs, paying its debts and distributing any remaining balance to its Members), and (ii) in respect to a Member wherein the Company is not in Liquidation, means the liquidation of the Member's Membership Units in the Company under Treasury Regulation Section 1.761-1(d).

11.17 "Membership Unit" shall have the meaning set forth in Section 2.1.

11.18 "Person" means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, trust, association or entity or government entity or agency.

11.19 "Project" means the audiovisual work tentatively entitled "Last Call for Redemption" which the Company owns all rights to develop, produce, distribute and exploit in any and all media throughout the universe in perpetuity.

11.20 "Transfer" means any sale, assignment, pledge, gift, hypothecation or other disposition of a Membership Unit, or the creation or sufferance of any security interest in or any encumbrance on all or any portion of a Member's Membership Units, directly or indirectly, by operation of law or otherwise. Without limiting the generality of the foregoing, a Transfer of a Membership Unit includes but is not limited to situations in which (i) any voluntary proceeding under the Bankruptcy Laws of the United States, or a Member fails to terminate any involuntary proceeding in which such Member or such Member's spouse is a debtor under said Bankruptcy Laws within sixty (60) days from the commencement thereof; (ii) the Member makes a general assignment for the benefit of creditors; (iii) a receiver or a trustee is appointed to take charge of the Member's Membership Units; (iv) any attachment or other lien is imposed by a creditor of the Member on such Member's Membership Units and such attachment or lien is not released within sixty (60) days; (v) there occurs any transfer of a Member's Membership Units to such Member's spouse, whether pursuant to an interlocutory or final decree of dissolution of marriage, marital settlement agreement, separation agreement or other marital transfer or division of property, including a transfer of all or a part of such Member's Membership Units in recognition of the Member's spouse's community property interest therein; or (vi) there occurs any other involuntary transfer of the Member's Membership Units.

11.21 "Transferee" means any person to whom a Transfer of a Membership Unit is effected.

11.22 "Treasury Regulations" means regulations promulgated from time to time under the Code by the Department of the Treasury of the United States of America.

ARTICLE XII
INTERPRETATION AND RULES OF CONSTRUCTION

In this Agreement, except to the extent otherwise provided or that the context otherwise requires:

12.1 When a reference is made in this Agreement to an Article, Section, paragraph, subparagraph, clause Exhibit or Schedule, such reference is to an Article, Section, paragraph, subparagraph, or clause of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated;

12.2 Any table of contents and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

12.3 Whenever the words "include", "includes" or "including" are used in this Agreement, they are deemed to be followed by the words "without limitation";

12.4 The words "hereof", "hereto", "hereby", "herein" and "hereunder" and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;

12.5 All terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein;

12.6 The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms;

12.7 No rule of construction against the drafting Person shall be applied in connection with interpretation or enforcement of this Agreement, as this Agreement is the product of negotiation between sophisticated parties advised by counsel;

12.8   The word "extent" in the phrase "to the extent" shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply "if";

12.9   Time is of the essence with respect to this Agreement;

12.10   Any gender-specific term used in this Agreement has a comparable meaning whether used in a masculine, feminine or gender-neutral form;

12.11   Any Law defined or referred to herein or in any agreement or instrument that is referred to herein means such Law or statute as from time to time amended, modified or supplemented, including by succession of comparable successor Laws; and

12.12   References to a Person, if any, are also to its successors and permitted assigns.

(signature page follows)

IN WITNESS WHEREOF, the parties have executed this Operating Agreement as of the date set forth above.

	MANAGER:
	By: _____ Name: Stephen Ferguson
	MEMBER:
	By: _____ Name: Stephen Ferguson

[Signature page to Operating Agreement of Last Call for Redemption LLC]

SCHEDULE A

Member	Contribution	Class of Membership Units	Number of Units	Membership Interests
Stephen Ferguson	Services and contribution of certain Intellectual Property	Class A	100,000	
		Subtotal:	100,000	50%
Class B Members	Cash: tentatively $210,000	Class B	100,000	
		Subtotal:	100,000	50%
		Total:	**200,000**	**100%**

EXHIBIT A

JOINDER AGREEMENT

Reference is hereby made to the Operating Agreement of Last Call for Redemption LLC, a California limited liability company (the "Company"), dated as of February 2, 2026, as amended from time to time (the "Operating Agreement"), by and among the Company and its Members. Pursuant to, and in accordance with, the Operating Agreement, the undersigned hereby acknowledges that it has received and reviewed a complete copy of the Operating Agreement and agrees that upon execution of this Joinder, such Person shall become a party to the Operating Agreement and shall be fully bound by, and subject to, all of the covenants, terms, and conditions of the Operating Agreement as though an original party thereto and shall be deemed, and is hereby admitted as, a Class B Member for all purposes thereof and entitled to all the rights incidental thereto.

Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Operating Agreement.

IN WITNESS WHEREOF, this Agreement has been executed as of _____ ___, 20___.

NEW MEMBER:

By: _____
Name:

OR, if an entity,

_____,
a(n)____ _____

By:_____
Name:
Title: